

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2018

Via Email

Preston Bernhisel
Baker Botts L.L.P.
2001 Ross Avenue, Suite 900
Dallas, TX 75201

> **Re: Clearway Energy, Inc.**
> **Schedule TO-I**
> **Filed September 10, 2018**
> **File No. 5-87549**

Dear Mr. Bernhisel:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. Our review focused on the matters addressed in our comments below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO – General

1.   In your response letter, please identify the exemption from the prohibition on purchases outside of a tender offer in Exchange Act Rule 14e-5 that permits the Company to repurchase the Notes that are the subject of this Offer for cash while this Offer is pending.

2.   If you assert that this conversion right is an election in this Offer, explain why it is permissible to wait until February 1, 2019 to pay for converted Notes. See Rule 14e-1(c).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions